FORM 6 — K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of July 2003

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant - press release dated July 23, 2003, announcing that Golden Corral Corporation has selected Registrant’s subsidiary, Spacenet Inc., to provide a broadband satellite network for its restaurants.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yoav Leibovitch —————————————— Yoav Leibovitch Chief Financial Officer

      Dated: July 27, 2003

Jul 23, 2003

Golden Corral selects Gilat’s Spacenet subsidiary to provide broadband satellite network for its family-style restaurants
Buffet-grill restaurant segment leader chooses Spacenet’s Connexstar service to speed credit authorization, improve customer service

Petah Tikva, Israel, July 23, 2003 — Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its U.S. subsidiary, Spacenet Inc., has signed an agreement with Golden Corral Corporation to deploy Spacenet’s Connexstar commercial-grade, broadband satellite service to its chain of Golden Corral family restaurants. Deployment is scheduled to begin immediately.

Connexstar CX-500 provides broadband IP connectivity and Internet access with industry-leading availability, performance and lifecycle economics. This service will be used by Golden Corral to run a broad range of IP-based applications including high-speed credit authorization, point-of-sale polling and web-based, back-office applications.

Golden Corral CIO Don Clark said, “While the Connexstar service enables us to deploy a wide range of applications, perhaps the most important immediate benefit will come from a significant improvement in the speed of point-of-sale credit authorization. Because our customers pay for their meals upon entering our restaurant, fast credit authorization is critical to ensure they are seated quickly. The dial-up method we currently use requires up to 28 seconds of wait time, but our restaurants using Connexstar will be able to secure credit authorizations in less than seven seconds. Just as important is Connexstar’s reputation for providing unmatched service availability and uptime. With all of our point-of-sale traffic relying on a single connection, we had to be certain we would have an extremely robust, reliable service provider – and that’s why we went with Connexstar.”

Spacenet Vice President of Sales and Marketing David Shiff said, “Our agreement with Golden Corral is the latest example of the strong adoption of our Connexstar service by progressive restaurant enterprises. These chains continue to select Connexstar over competing offerings because of its superior performance, reliability and economics. We’re extremely pleased to have been selected by Golden Corral and we are excited about the opportunity to help them enhance the operation of their business.”

About Golden Corral
Golden Corral Corporation, based in Raleigh, NC, has grown to a system of 470 restaurants – 352 franchised and 118 company operated. Nation’s Restaurant News has ranked Golden Corral #1 in the grill-buffet segment for seven consecutive years and Entrepreneur magazine has named Golden Corral the #1 franchisor in the family steakhouse category for eight straight years. In 1998, Success magazine gave Golden Corral a perfect 5-Star rating for franchisee satisfaction, based on an independent survey.

Background on Spacenet’s Connexstar service
Connexstar provides commercial-grade, always-on broadband connectivity to multi-site enterprises of any size, anywhere in the continental United States. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services all through a single, compact, remote access device incorporating advanced networking and routing functionality. Learn more about Connexstar at www.connexstar.com.

About Spacenet
Spacenet Inc. provides two-way satellite-based broadband networking solutions throughout North America under the Connexstar brand, and has more than 15 years’ experience in providing connectivity, provisioning, operations and maintenance to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com